THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

  January 13, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	The Real Hip-Hop Network, Inc. Amendment No. 3 to the Registration Statement on Form S-1 Filed November 15, 2013 File No. 333-190837

Ladies and Gentlemen:
On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 2, 2013 addressed to Mr. Atonn Muhammad, the Company’s President and CEO, with respect to the Company’s filing of its Form S-1.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 General

1. We have considered your response to comment 1 from our letter dated November 15, 2013 and are unable to agree. We believe that the offering by the selling shareholders is an indirect primary offering by the company in light of the percentage of non-affiliate shares being registered, the short time the shares have been held and that no or nominal consideration was paid for the shares,. Please revise to identify the selling shareholders as underwriters and fix the price of their resales for the duration of the offering (not just until their shares are qualified to be quoted on the OTC Bulletin Board or an exchange).

Company Response:

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;

•	the circumstances under which the selling shareholders have received the shares;

•	the relationship of the selling shareholders to the issuer;

•	the number of shares being sold;

•	whether the selling shareholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Mr. Larry Spirgel
January 13, 2014

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 3,176,050 shares (the “Shares”) of common stock of the Company by certain selling stockholders (“Stockholder”) is not, and should not be considered, a primary offering of the Shares to the public and that the Stockholders are not, and should not be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required of the Stockholders.

A. How Long Certain Shareholders Have Held the Shares

The Shares to be registered pursuant to the Registration Statement on behalf of the Shareholders were issued by Mr. Muhammad via gifting to 48 Stockholders ranging from 1,000 shares to 1,500,000 shares.  The SSM shares were issued pursuant to a Stock Purchase Agreement of which 390,000 are being registered herein.   AVP shares were issued via initial capitalization of the Company and a Consulting Services Agreement. Of which 400,000 shares are being registered herein. The Shares were acquired by the Stockholders for investment purposes; each of the Stockholders are subject to a lock-up agreement that is imposed over the following 15 months preventing sales of the Shares until certain requirements are met notwithstanding registration of the Shares. The fact that the Stockholders are subject to the lock-up agreement for the sale of the Shares for the period of time specified clearly evidences their investment intent.

B. The Circumstances Under Which Stockholders Received the Shares

Mr. Muhammad gifted the shares to friends and family on August 18, 2013. The Stockholders did not receive these shares with a view to, or with any offers to sell the shares directly or indirectly in connection with any distribution of the Company’s shares. The SSM shares were issued pursuant to a Stock Purchase Agreement AVP shares were issued via initial capitalization of the Company and a Consulting Services Agreement.

The Stockholders are restricted from selling the shares they are registering pursuant to the lock up agreement, thereby restricting their ability to sell the shares into the market even if and when the shares are registered; evidencing their intent to hold the shares as an  investment with no present intention of distributing any of the common stock in violation of applicable laws and have no direct or indirect arrangement or understandings to distribute or regarding the distribution of the common stock in the future.  The Stockholders entered into the lock-up agreement with the view that it would bear the market risk of holding the Shares as an investment—and not with a view to distribution.  The Stockholders have definitively borne the risk that the Company would fail or be unable to register and/or monetize the Shares.

In addition, the Stockholders are offering the Shares at a fixed price of $5.00 per share for the duration of the offering. The Company is concurrently offering 5,000,000 shares of common stock at a price of $5.00 per share.  These shares are not restricted and are being offered to the public.  The release dates, number of shares being released, and corresponding percentages of our 29,150,000 outstanding shares, are 594,012.5 shares (2.02%) 180 days after the Lock-up Period and 594,012.5 shares (2.02%) for each of the three (3) consecutive three-month periods after the date of expiration of the Lock-up Period.  The Company’s common stock is not currently quoted or listed on any public medium.  Based upon the lock-up agreement, the fact the Company is offering non-restricted shares, and there is no current public market for the Shares, no rational Stockholder would acquire Shares in this manner with the intent of effecting a distribution in this way. Any attempt to distribute the Shares in this manner would be realistically impossible.  In this situation, for all practical purposes, the Stockholders are locked into its investment absent a strategic acquisition or other M&A event, or the Registration Statement that will allow it to monetize its investment in an orderly manner from time to time as market opportunities arise.

C. The Relationship of Stockholders to the Company

The Company does not have an underwriting relationship with any of the Stockholders. As discussed above, the Stockholders acquired the Shares for investment purposes and are subject to a lock-up agreement for the sale of the Shares and not with a view towards distribution, and that they did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.  The Stockholders had no prior relationship with the Company before acquiring the Shares.  From the point of view of the Company, the decision to include the Stockholders Shares on the current Registration Statement was made based upon the incremental costs of legal, accounting and printing and filing fees concurrent with the direct offering being made by the Company.  The Company will not receive any proceeds from any subsequent sale of the Shares. The Stockholders whom were not gifted the Shares negotiated the remuneration for the Shares for a variety of business reasons, and, in any case, the Shares were not issued to any of the Stockholders for the purpose of conducting an indirect primary offering.  As such, the Company believes the gif that the Offering is indeed a genuine secondary offering.

Mr. Larry Spirgel
January 13, 2014

D. The Number of Shares Being Registered

The Company agrees that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”
In this case the Stockholders are registering a total of 3,176,050 Shares; the Company as of March 31, 2013 has issued and outstanding a total of 29,150,000 shares.  The Stockholders registered amount represents less than 11% of the total issued and outstanding shares.  The Company is concurrently offering 5,000,000 million shares, which would represent approximately 15% of the total issued and outstanding if 100% of the offering was completed by the Company.  The Company believes that these interpretive provisions make clear that a holder of less than 11% a company’s common stock can affect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. In addition to the lock-up agreement, the Company has been informed that the Stockholders have no agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that the Stockholder’s have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this response, such as Stockholder’s investment intent, the identity of the Stockholders and the relationship of Stockholders to the Company, support the characterization of the offering as secondary in nature.

E. Whether Stockholders Is In the Business of Underwriting Securities

The Company is advised that none of the Stockholders are in the business of underwriting securities and none are a registered broker-dealer. 49 of the Stockholders are individuals and not engaged in any way in the securities industry.  SSM is a media venture company and is not in the business of underwriting securities and AVP is a private equity and consulting firm and is not in the business of underwriting securities. According to representations of the Stockholders that the Company relied upon in the course of issuance of the Shares, the Stockholders acquired the Shares for investment purposes and not with a view of distribution. The Company has no basis to believe that these representations are not true.

F. Whether Under All Circumstances It Appears That Stockholders Are Acting as a Conduit For the Company

Stockholders are acting on its own behalf; not on behalf of the Company. The Stockholder’s have borne, and continues to bear, the full economic and market risk of its Shares in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that the Stockholders are not acting as a conduit in a distribution to the public. Rather, it is acting for its own account as an investor with the Company. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

Mr. Larry Spirgel
January 13, 2014

•	the Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of the Stockholders to engage in a long-term investment in the Company;

•	The Stockholders have borne the risk of investment by holding the Shares and have agreed to a lock-up agreement of the Shares for a substantial period providing investment intent;

•	The Stockholders did not receive any placement fees or commissions from the Company in connection with the issuance of the Shares;

•	the Company filed the Registration Statement and will receive no financial benefits from any future sale of the Shares by the Stockholders;

•	None of the Stockholders are in the business of underwriting securities;

•	the amount of shares involved is minimal in consideration of the of the Staff’s prior positions taken in C&DI 612.12.

Finally, the Company also notes that this is not a “toxic” PIPE transaction or transaction involving warrants or convertible notes in which a company is attempting to create a public market for its securities by registering securities on a secondary basis that it could not register on a primary.   Rather, this is a registration concurrent with the Company’s direct offering of 5,000,000 shares.

Based on the foregoing considerations, we believe and respectfully submit that the Stockholders are not acting as a conduit for the sale of shares to the public and in no sense are an alter ego if the Company and that the registration of the Shares for resale by the Stockholders pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.

2. We note from your response to comment 10 from our letter dated November 15, 2013 that you are requesting confidential treatment pursuant to Rule 24b-2 of the Exchange Act for portions of Exhibits 10.2 and 10.3 to a Form 8-K filed October 24, 2013, as amended on November 22, 2013. We will provide any comments on your application for confidential treatment by separate letter once you have submitted the application to the

SEC’s Office of the Secretary and we have received it. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

Company Response:

On January 13, 2014 we amended our November 22, 2013 Form 8-K to include the entire agreement referenced as Exhibit 10.2 and 10.3 and have include the disclosure within the Form S-1.

3. Please update your disclosure throughout the prospectus regarding the status of the matters in the following statement: “The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end November, 2013 with no cost to the Company, upon completion of testing the Company will need to pay an estimated $2,000,000 in deposits to launch content through the aforementioned networks.” Also disclose when the deposits are due. Furthermore, clarify what launching your content means. For example, explain whether you will have your own channel on DirecTV or DISH Network, where your content will be distributed, what subscribers will have access to your content, how many hours of content you are required to provide, etc.

Mr. Larry Spirgel
January 13, 2014

Company Response:

We have updated the disclosure throughout the Form S-1.

Advisory Board Consulting and Compensation Agreements, page 57

4. Please revise your description of the advisory board agreements so that you do not refer to the advisors as directors. Please also specifically state that advisors are not directors and do not owe a fiduciary duty to the company and its shareholders. In addition, please remove the biographies of the potential advisors with whom you do not have agreements.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Atonn Muhammad THE REAL HIP-HOP NETWORK, INC. By: /s/ Atonn Muhammad Atonn Muhammad